Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended				Nine Month Ended
IFRS	2012	2013	2014	2015	2015	2016
	(in NT$ thousand)
SPIL Consolidated Ratio of Earnings to Fixed Charge
Pre-tax income from continuing operations before adjustment for noncontrolling interest and income or loss from equity investees	$6,800,919	$7,534,087	$14,439,775	$10,561,230	$10,431,133	$8,244,008
Add:
Fixed charges	280,451	428,174	609,290	728,827	558,471	574,230
Amortization of capitalized interest	-	-	-	-
Distributed income of equity investees	5,250	12,259	243	-
Subtract:
Interest capitalized	-	-	-	-
Pretax income as adjusted	$7,086,620	$7,974,520	$15,049,308	$11,290,057	$10,989,605	$8,818,238
Fixed charges:
Interest expense and capitalized	$196,640	$270,108	$354,508	$263,868	203,267	183,762
Amortization of debt issuance costs and discounts	674	628	48,960	301,582	223,995	232,023
Estimate of the interest within rental expense (a)	83,137	157,438	205,822	163,377	131,209	158,445
Total fixed charges	$280,451	$428,174	$609,290	$728,827	$558,471	$574,230

Ratio of earnings to fixed charges	25.27	18.62	24.70	15.49	19.68	15.36

(a) The estimate of the interest within rental expense was calculated by using one-third of the rental expense, which Company believes is a reasonable approximation of the interest component of rental expense.